Mail Stop 3561

December 23, 2009

Mr. Brad Houtkin
President and Chief Financial Officer
Arbor Entech Corp
7100 Island Blvd., Slip 21
Aventura, FL 33160

      Re: Arbor Entech Corp
            Form 10-K for Fiscal Year Ended April 30, 2009
            File No. 000-30432

Dear Mr. Houtkin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Tia Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel and
            Health Care Services